

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 6, 2017

Anant Bhalla
Chief Financial Officer
Brighthouse Financial, Inc.
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

> **Re: Brighthouse Financial, Inc.**
> **Form 10-12B**
> **Filed October 5, 2016**
> **File No. 001-37905**

Dear Mr. Bhalla:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin Nixon, Esq.
Willkie Farr & Gallagher LLP